Contact

www.linkedin.com/in/jhintile (LinkedIn)
www.riseandthrivecollective.com/ (Company)
ravel.health/ (Company)

Top Skills

Executive Coaching
People Strategies
Leadership Development

Certifications

Certified Emergenetics Associate
The Coaches Training Institute (CTI)
Topgrading

Jaime Heather I.

Ravel Health Co-Founder
United States

Experience

Ravel Health

Co-Founder
July 2021 - Present (4 years 3 months)

Changing the way Lyme patients are treated. Affordable virtual care. Now live in 10 states, soon to be nationwide: https://ravel.health/

Rise & Thrive Collective

Founder
March 2019 - December 2022 (3 years 10 months)
Greater Denver Area

Curating transformational experiences for physical, emotional & spiritual wellness. We customize, virtual events and 1-day offsite retreats or multi-day destinations to support the overall health & wellness of your most valuable asset...your people!

We have collective expertise in...
-Integrative nutrition, fitness & wellness
-Yoga + Meditation
-Leadership development, team building & people strategy
-The power of the mind + body connection
-Body awareness, movement & self-care
-Transformational coaching
-Non-Toxic lifestyle education from home to office
-Strategies for creating breakthroughs in your life around purpose & passion
...and so much more.

Emergenetics International

Certified Associate
November 2015 - August 2021 (5 years 10 months)

Building inclusive, positive and productive working cultures where people feel empowered to create and implement ideas. Customized workshops for understanding people, cognitive diversity and advancing collaboration.

Break Trail Advisors, LLC

Founder
November 2014 - August 2021 (6 years 10 months)

Greater Denver Area

Revitalizing the way companies view their most valuable asset. We are a People Strategy firm that focuses on companies committed to developing a culture where every one of their people experiences personal growth through daily work, operations and conversations.

Our People Strategy includes:
-Organizational Re/Design
-Talent Optimization
-Individual & Team Coaching
-Leadership Development & Training
-Employee Assessments
-Talent Acquisition and On-Boarding

Independent Consultant
Executive Business Coach & Client Services Executive
June 2013 - October 2014 (1 year 5 months)

Lakeland Hills YMCA
Executive Coach

Virtuoso Healthcare Communications
Vice President, Client Services

BusinessOnline
Client Services Executive

The Coaches Training Institute (CTI)
Professional Co-Active Coach
January 2013 - July 2013 (7 months)

Greater Denver Area

Graduate of Co-Active Coaching Fundamentals, Fulfillment, Balance, Process and Synergy.

Red Door Interactive
7 years 4 months

Vice President, Client Services; Managing Director, Denver; Executive Leadership Team
May 2011 - November 2012 (1 year 7 months)

Denver, CO

Led digital account and project management activities across multiple locations; directed and collaborated with other functional leaders to provide clients with strategic direction and digital brand marketing recommendations across technology, QSR, fashion and outdoor industries. Managed a team of 18.

(Clients: Cricket Wireless, TaylorMade-Adidas Golf, Molson-Coors Brewing Company, Shea Homes, California Avocado Commission, Rubio's Fresh Mexican Grill, Charlotte Russe, Souplantation/SweetTomatoes Restaurants, PETCO.com, Sutter Home, Qualcomm, Overstock.com, Vistage, La Quinta Inns & Suites)

Director, Client Services; Executive Leadership Team

October 2008 - May 2011 (2 years 8 months)

Greater San Diego Area

Led the department and our clients to integrate cross channel marketing in acquisition, conversion and retention strategies.

Account Supervisor

August 2005 - October 2008 (3 years 3 months)

Greater San Diego Area

Managed digital strategy and development for several eCommerce redesigns; discovery, requirements, UX planning, usability testing, creative, technical implementation, QA, analytics.

Education

The Ohio State University

BA, School of Journalism · (1991 - 1995)